FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 27, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

National tax registration number (CNPJ) 01.838.723/0001-27

Publically-Listed Company

Rua Jorge Tzachel, 475, Itajaí, SC

MATERIAL FACT

The management of BRF – Brasil Foods S.A. (“BRF” or the “Company” – Bovespa: BRFS3; NYSE: BRFS) hereby publicly announces, within the terms of the Instructions by Brazil´s Securities and Exchange Commission (CVM), its estimates for the process of synergies to be obtained from the merger of BRF and Sadia. The synergies before tax and participations is foreseen at around R$ 560 million for 2011, R$ 740 million for 2012 and R$ 1.0 billion for 2013, which will be achieved with additional gradual investments amounting to approximately R$ 700 million.

The foreseen synergies are in line with the mapping the Company has already undertaken. However, achieving these synergies depends on the successful implementation of the processes in the areas of supply (grains and other raw materials), manufacturing, agribusiness and logistics, as well as the investments which will be carried out to obtain the gains.

As the Company has outlined and approved its Long-Term Strategic Plan – BRF 15 - which foresees organic growth and selective acquisitions on the international market, the Company estimates that it will obtain revenues of around R$ 50 billion in 2015 when the Strategic Plan will be operational.

These expectations are greatly dependent on changes in the market and the general economic performance of Brazil, the sector and the international markets and are, therefore, subject to changes.

São Paulo, October 27, 2011.

Leopoldo Viriato Saboya

Vice-President of Finance,
Administration and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 27, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director